9 December 2022

ISSUED ON BEHALF OF RELX PLC

Announcement of Non-Discretionary Share Buyback Programme and Cancellation of Shares held in Treasury

RELX PLC (the “Company”) announces the completion of its share buyback programme for 2022. Since 10 February 2022, the Company has purchased 21.7 million shares at a total cost of £500 million. Consistent with historical practice, and in compliance with the UK and EU Market Abuse Regulations, the Company also announces that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares between 3 January 2023 and 13 February 2023 (the "Programme"), ahead of the Company’s results announcement on 16 February 2023, with a spend in this period of up to £150 million.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the Company’s Annual General Meeting held on 21 April 2022 which, taking into account shares purchased subsequent to this meeting, permits the Company to purchase no more than 183.2 million ordinary shares. Any share purchases effected by the Company will be in accordance with the UK and EU Market Abuse Regulations and Chapter 12 of the Listing Rules.

The Company has entered into an agreement with UBS AG London Branch ("UBS") under which it has issued irrevocable instructions to UBS to manage the Programme. UBS will carry out the Company’s instructions through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. UBS will make its trading decisions under the Programme independently of, and uninfluenced by, the Company.

RELX PLC also announces that yesterday it cancelled 32 million of its ordinary shares held in treasury. Following the cancellation, RELX PLC holds a total of 19,800,067 ordinary shares in treasury and has 1,914,997,382 ordinary shares in issue (excluding treasury shares).

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724